SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X   Form 40-F ___
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ___ No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of September 2006
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment During the Month of August and Cumulative for 8 Months 2006, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of July 2006 Relative to Industry Results or Levels, Compared with Prior Year Periods

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of August and Cumulative for 8 Months 2006,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of July 2006
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	August N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of AUGUST 2006

Agricultural Tractors:
under 40 horsepower (2WD)	(11.1)%	down moderate double digits

40 to 100 horsepower (2WD)	(1.7)%	down mid-single digits

over 100 horsepower (2WD)	(21.0)%	down high double digits

4 wheel drive tractors	(37.9)%	down moderate double digits

Sub total tractors over 40 hp	(5.8)%	down low double digits

Total Ag tractors	(8.9)%	down low double digits

Combines	(14.0)%	down low double digits, in line with the industry

Loader/backhoes	down mid single digits	down low double digits

Skid Steer Loaders	down high single digits	down mid-single digits

Total Heavy
Construction Equipment	up low single digits	up low double digits

RETAIL UNIT SALES:
8 MONTHS, 2006

Agricultural Tractors:
under 40 horsepower (2WD)	(0.7)%	down mid-single digits, slightly worse than the industry

40 to 100 horsepower (2WD)	+1.5%	up mid-single digits, slightly better than the industry

over 100 horsepower (2WD)	(12.9)%	down low double digits, slightly better than the industry

4 wheel drive tractors	(14.5)%	down low double digits, equal to the industry

Sub total tractors over 40 hp	(2.1)%	flat

Total Ag tractors	(1.3)%	down low single digits, in line with the industry

Combines	(1.6)%	up low single digits

Loader/backhoes	down low double digits	down mid-single digits

Skid Steer Loaders	down mid-single digits	up mid-single digits

Total Heavy
Construction Equipment	up mid-single digits	up mid-single digits, equal to the industry

DEALER INVENTORIES:
END OF JULY 2006

Agricultural Tractors:
under 40 horsepower (2WD)	6.1 months supply	1/2 month more than the industry

40 to 100 horsepower (2WD)	5.4 months supply	in line with the industry

over 100 horsepower (2WD)	4.3 months supply	1/2 month more than the industry

4 wheel drive tractors	3.6 months supply	1/2 month more than the industry

Total tractors	5.7 months supply	in line with the industry

Combines	3.5 months supply	> 1 month more than the industry

Dated: September 12, 2006

Industry Trends
U.S. Ag Flash Reports

August 2006 Flash Report
U.S. Unit Retail Sales
(Report released 9/11/2006)
To download a PDF of this report, please click here.

							July 2006
	August	August		Y-T-D	Y-T-D		U.S. Field
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	9,654	11,141	-13.3	89,103	91,052	-2.1	63,310
40 & Under 100 HP	5,985	6,195	-3.4	52,351	51,894	0.9	34,717
100 HP & Over	838	1,008	-16.9	11,277	13,338	-15.5	6,227
Total - 2 Wheel Drive	16,477	18,344	-10.2	152,731	156,284	-2.3	104,254
Total - 4 Wheel Drive	128	214	-40.2	1,980	2,399	-17.5	994
Total Farm Wheel Tractors	16,605	18,558	-10.5	154,711	158,683	-2.5	105,248
Combines (Self-Propelled)	532	678	-21.5	3,666	3,839	-4.5	1,683

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© 2006, AEM— Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	6737 W. Washington Street, Suite 2400
Click here to read our Legal and Privacy Information	Milwaukee, WI 53214-5647
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

August 2006 Flash Report Canada Unit Retail Sales
(Report released 9/11/2006)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.

	August			August YTD			July
							2006	2005
							Canadian	Canadian
							(Field)	(Field)
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	714	520	37.3	6,690	5,445	22.9	5,102	4,090
40 & Under 100 HP	459	363	26.4	4,414	4,043	9.2	3,126	3,118
100 HP & Over	150	243	-38.3	2,390	2,346	1.9	1,564	1,667
Total - 2 Wheel Drive	1,323	1,126	17.5	13,494	11,834	14.0	9,792	8,875
Total - 4 Wheel Drive	23	29	-20.7	430	420	2.4	188	236
Total Farm Wheel Tractors	1,346	1,155	16.5	13,924	12,254	13.6	9,980	9,111
Combines (Self-Propelled)	245	226	8.4	1,104	1,010	9.3	752	638
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

© 2006, AEM— Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	6737 W. Washington Street, Suite 2400
Click here to read our Legal and Privacy Information	Milwaukee, WI 53214-5647
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Vice President & Treasurer

September 13, 2006